

Mail Stop 3561

May 18, 2009

Ms. Tammy Lynn McNabb
President and Chief Executive Officer
Welwind Energy International Corp.
501 W. Broadway, Suite 800
San Diego, CA 92101

> **Re:** **Welwind Energy International Corp.**
> **Item 4.02 Form 8-K**
> **Filed May 15, 2009**
> **File No. 0-26673**

Dear Ms. McNabb:

We have reviewed your filing and have the following comment. We think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed May 15, 2009

1. Please revise to provide a brief description of the nature of each accounting error underlying the conclusion that you should restate your consolidated financial statements. In addition, with respect to each accounting error, please tell us: (i) how you originally accounted for the transactions; (ii) the change in accounting to correct the errors; and (iii) the authoritative literature that supports your revised accounting treatment. Refer to the requirements of Item 4.02(a)(2) of Form 8-K.

As appropriate, please amend your filing and respond to this comment within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment. Please submit your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding this comment, please direct them to me at (202) 551-3336. In my absence, you may direct your questions to William Thompson, Branch Chief, at (202) 551-3344.

Sincerely,

Adam Phippen
Staff Accountant